
07000897

BB 3/2

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE ONE INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WEST VIEW COURT
(No. and Street)

WASHINGTON (City) IA (State) 52353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVE PAULSON 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

PO BOX 1914 (Address) BISMARCK (City) ND (State) 58502 (Zip Code)

PROCESSED
MAR 06 2007
THOMSON FINANCIAL



CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVE PAULSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE ONE INVESTMENTS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2009

Signature

TREAS.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

EAGLE ONE INVESTMENTS, LLC


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

EAGLE ONE INVESTMENTS, LLC

Table of Contents



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2006 and 2005, and the related statements of operations, members' equity and other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of **Eagle One Investments, LLC** at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 19, 2007

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

1050 E Interstate Ave. ▮ PO Box 1914 ▮ Bismarck, North Dakota 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 532,260	$ 370,560
Receivables	415,432	317,259
Investments	9,237	10,554
Other	393	2,519
Total current assets	957,322	700,892
EQUIPMENT, at cost		
Leasehold improvements	14,762	10,635
Computer and office equipment	97,217	85,873
Software	4,098	4,098
	116,077	100,606
Accumulated depreciation/amortization	(81,647)	(70,154)
	34,430	30,452
	$ 991,752	$ 731,344
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 4,163	$ 3,633
Accrued commissions and rents	508,090	372,108
Other accrued liabilities	59,011	41,452
Total current liabilities	571,264	417,193
MEMBERS' EQUITY	420,488	314,151
	$ 991,752	$ 731,344

See accompanying notes to financial statements and auditor's report.

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATIONS		
REVENUE		
Commissions	$ 7,379,337	$ 5,800,912
Interest	149,566	67,968
Miscellaneous	88,150	78,258
	7,617,053	5,947,138
EXPENSES		
Commissions and rents	6,269,685	4,872,950
Management service fees	540,000	487,500
Vendor charges and fees	224,467	185,181
Dues, fees and subscriptions	59,527	37,238
Conventions and meetings	56,414	47,312
Office rent and utilities	36,691	27,963
Consulting	30,310	36,163
Telephone and internet service	27,261	25,424
Professional services	25,847	16,294
Licensing and filing	25,275	23,297
Travel	23,765	26,614
Office and computer supplies	23,184	22,751
Postage	21,473	15,269
Maintenance	16,083	8,119
State business taxes	14,209	6,867
Software rental	12,839	14,702
Depreciation and amortization	11,493	10,107
Advertising	6,062	7,427
Equipment rental	5,192	2,772
Life and health insurance - owners	3,850	3,850
Meals and entertainment	3,403	3,074
Insurance	519	3,079
Miscellaneous	2,970	2,927
	7,440,519	5,886,880
NET INCOME	$ 176,534	$ 60,258

See accompanying notes to financial statements and auditor's report.

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE - DECEMBER 31, 2004	$ 248,739	$ -	$ 248,739
Comprehensive income			
Net earnings	60,258	-	60,258
Unrealized gain on marketable securities	-	7,254	7,254
Total comprehensive income			67,512
Member units redeemed	(2,100)	-	(2,100)
BALANCE - DECEMBER 31, 2005	306,897	7,254	314,151
Comprehensive income			
Net earnings	176,534	-	176,534
Unrealized loss on marketable securities	-	(1,317)	(1,317)
Total comprehensive income			175,217
Member units issued	19,440	-	19,440
Member units redeemed	(88,320)	-	(88,320)
BALANCE - DECEMBER 31, 2006	$ 414,551	$ 5,937	$ 420,488

See accompanying notes to financial statements and auditor's report.

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 176,534	$ 60,258
Charges and credits to net income not affecting cash		
Depreciation and amortization	11,493	10,107
Changes in assets and liabilities		
Receivables	(98,173)	4,914
Prepaid expenses	-	52
Accounts payable - vendor	530	(3,189)
Accrued commissions and rents	135,982	17,073
Accrued liabilities	17,559	(1,915)
Other	2,126	(1,178)
NET CASH FROM OPERATING ACTIVITIES	246,051	86,122
INVESTING ACTIVITY		
Purchase of equipment	(15,471)	(25,776)
FINANCING ACTIVITIES		
Proceeds from issuance of member units	19,440	-
Payments for member units redeemed	(88,320)	(2,100)
NET CASH USED FOR FINANCING ACTIVITIES	(68,880)	(2,100)
NET CHANGE IN CASH AND CASH EQUIVALENTS	161,700	58,246
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	370,560	312,314
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 532,260	$ 370,560

See accompanying notes to financial statements and auditor's report.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Iowa, Michigan, Minnesota, Mississippi, Nebraska, North Dakota, Oklahoma and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. The Company pays a special state business tax in the State of California, which is based on a percentage of gross annual revenues of the Company.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $6,062 and $7,427 in 2006 and 2005, respectively.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid assets with a maturity of less than three months and all certificates of deposit to be cash equivalents.

Depreciation and amortization

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years
Software	3 years

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. During 2006 and 2005, the Company paid monthly management service fees of $45,000 and $40,625, respectively, to EOI Management, Inc. for these services. During 2006 and 2005, the Company paid $540,000 and $487,500, respectively, in management service fees to EOI Management, Inc.

The Company leases office space under a monthly operating lease agreement with EOI Management, Inc. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. Real estate taxes totaled $8,419 and $4,184 and utilities totaled $3,592 and $2,503, in 2006 and 2005 respectively. Office lease payments to EOI Management, Inc. totaled $21,000 and $18,000 in 2006 and 2005, respectively.

Commissions paid to members of the Company totaled $2,462,718 and $1,995,501 in 2006 and 2005, respectively.

(continued on next page)

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2006 and 2005 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2006			
NASD Stock	$ 3,300	$ 5,937	$ 9,237
2005			
NASD Stock	$ 3,300	$ 7,254	$ 10,554

The Company identifies cost on the first-in first-out method. Investments are recorded at fair market value, the Company records all unrealized gains and losses on available for sale securities as changes in other comprehensive income in the Statement of Members Equity and Other Comprehensive Income."

NOTE 4 - OPERATING LEASES

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $12,839 and $14,702 in 2006 and 2005, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $5,192 and $2,772 in 2006 and 2005, respectively.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006 and 2005, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2006	2005
Net capital ratio	**1.67:1**	1.66:1
Net capital	**$ 341,394**	$ 251,074
Net capital requirement	**$ 50,000**	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. Series C members become Series A members upon the Series C member's execution of all agreements required for the member to clear transactions through the Company as broker/dealer. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

A summary of membership interests by class at December 31, 2006 and 2005 is as follows:

	2006	2005
Membership interests		
Series A	**81%**	78%
Series B	**19%**	22%
	100%	100%

(continued on next page)

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

EAGLE ONE INVESTMENTS, LLC

SUPPLEMENTARY INFORMATION

EAGLE ONE INVESTMENTS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total members' equity from the statement of financial condition	$	420,488
Deductions		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		(22,385)
Receivables from non-customers		(16,087)
Haircuts on securities		(2,802)
Clearing firm unsecured debits		(2,997)
Equipment		(34,430)
Prepaid expenses and other assets		(393)
Net capital	$	341,394
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000	$	50,000
Excess net capital	$	291,394
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	284,267
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	571,264
Ratio of aggregate indebtedness to net capital		1.67:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	341,394
Net year end adjustments		-
	$	341,394

See auditor's report.



CPAs & BUSINESS ADVISORS

AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Eagle One Investments, LLC** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1050 E Interstate Ave. ▮ PO Box 1914 ▮ Bismarck, North Dakota 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

Our consideration of internal control would not necessarily disclose all matters in internal control that might be considered to be a material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes inc accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 19, 2007

END